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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)*


                             BayCorp Holdings, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   072728108
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               September 10, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)


                                  Page 1 of 5





---------------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 072728108                                               Page 2 of 4
          ---------                                               -----------


 ----------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO OF ABOVE PERSON

          Lloyd I. Miller, III                                    ###-##-####
 ----------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [ ]
 ----------------------------------------------------------------------------
   3      SEC USE ONLY

 ----------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
 ----------------------------------------------------------------------------
                        5      SOLE VOTING POWER
   NUMBER OF                   23,450
     SHARES           -------------------------------------------------------
  BENEFICIALLY          6      SHARED VOTING POWER
    OWNED BY                   23,550
      EACH            -------------------------------------------------------
   REPORTING            7      SOLE DISPOSITIVE POWER
     PERSON                    23,450
      WITH            -------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               23,550
 ----------------------------------------------------------------------------
  9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           47,000
 -----------------------------------------------------------------------------
  10      CHECK BOX IF AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

                                                                          [ ]
 -----------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.3%
 -----------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

          IN-IA-OO
 -----------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                    Page 3 of 4

 Item 1.

         (a) Name of Issuer:

             BayCorp Holding, Ltd.

         (b) Address of Issuer's Principal Executive Offices:

             1 New Hampshire Avenue, Suite 125
             Portsmouth, New Hampshire 03801

 Item 2.

         (a) Name of Person Filing:

             Lloyd I. Miller, III

         (b) Address of Principal Business Office or, if none, Residence:

             4550 Gordon Drive, Naples, Florida 34102

         (c) Citizenship:

             USA

         (d) Title of Class of Securities:

             Common Stock, $0.01 par value

         (e) CUSIP Number:

             072728108

 Item 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable, this statement is filed pursuant to Rule 13d-1(c).

 Item 4. Ownership: The reporting person shares dispositive and voting power with respect to 23,550 of the reported securities as an investment advisor to the trustee of a certain family trust. The reporting person has sole dispositive and voting power with respect to 23,450 of the reported securities as the manager of a limited liability company that is the general partner of certain limited partnerships.

 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 47,000

         (b) Percent of class: 7.3%

         (c) Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote:

                   23,450

             (ii)  Shared power to vote or to direct the vote:

                   23,550

             (iii) Sole power to dispose or to direct the disposition of:

                   23,450

             (iv)  Shared power to dispose or to direct the disposition of:

                   23,550


 Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

 Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

 Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
         PERSON:

         Not Applicable.

 Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable.

 Item 9. NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable.

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                                                                    Page 4 of 4


Item 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE
                                  ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






         Dated: September 16, 2003                /s/ Lloyd I. Miller, III
                                               ------------------------------
                                                      Lloyd I. Miller, III